Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC.  BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass.  Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department.  BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.

A report by the board of directors of Banco Bilbao Vizcaya Argentaria, S.A. pursuant to articles 144, 152, 155.1 and 159.1.b) of the Spanish Companies Act (restated version approved by Royal Legislative Decree 1.564/1989, 22nd December) in connection with the proposed capital increase against non-monetary consideration and with suppression of the pre-emptive right of subscription referred to in item ONE of the agenda of the extraordinary general meeting.

CONTENTS

1.	INTRODUCTION		1
2.	THE COMPASS TRANSACTION		2
	2.1	Description of the Transaction to acquire Compass	2
	2.2	Strategic justification of the Transaction	5
	2.3	Justification for the structure of the Transaction	7
	2.4	Justification of the consideration offered	8
3.	JUSTIFICATION OF THE CAPITAL INCREASE PROPOSED (ARTICLE 152, RELATED TO ARTICLE 144 OF THE ACT)		10
	3.1	Purpose of the increase	10
	3.2	Amount of the increase	10
	3.3	Issue Price	11
	3.4	Amendment of bylaws	12
	3.5	Execution of the capital increase	13
4.	PROJECTED NON-CASH CONSIDERATION (ARTICLE 155 OF THE ACT)		13
	4.1	Description of the non-cash considerations	13
	4.2	Identification of parties providing the consideration	13
	4.3	Number and face value of the BBVA shares issued in exchange	14
	4.4	Guarantees adopted	14
5.	EXCLUSION OF THE PRE-EMPTIVE RIGHT OF SUBSCRIPTION AND THE ISSUE PRICE (ARTICLE 159 OF THE ACT)		14
	5.1	Corporate interest and the exclusion of pre-emptive rights	15
	5.2	Issue price of new BBVA shares	16
	5.3	Attribution of the new shares	16
6.	PROPOSED RESOLUTION		17

1.	INTRODUCTION

This report is issued by the board of directors of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”) pursuant to articles 144 and 152 (in connection with the capital increase agreement and the corresponding modification of bylaws), article 155.1 (in connection with the non-monetary measures to compensate the increase) and article 159.1.b) (on the exclusion of pre-emptive rights) of the restated Companies Act approved by Royal Legislative Decree 1.564/1989 (hereinafter the “Act”), related to the proposed increase of share capital increase by means of contributions in kind and with the suppression of the pre-emptive right of subscription, to be submitted to an extraordinary general meeting of BBVA’s shareholders.

The components of this transaction make sense as a single whole. To make it easier to understand, the reports mentioned above are thus issued together albeit in different sections.  We offer BBVA’s shareholders a brief description of the terms and conditions for the acquisition of the United States bank, COMPASS BANCSHARES INC. (“COMPASS”), domiciled in the State of Delaware (the “Transaction”), which is the reason behind the proposed capital increase dealt with herein.

In preparing this report BBVA's directors have been guided by advice and reports issued by the BBVA Group's Chief Financial Officer (CFO) and by the external advisers listed below:

●	Morgan Stanley & Co. Limited (“Morgan Stanley”), as financial adviser.

●	Lehman Brothers Europe Limited (“Lehman Brothers”) and Citigroup Global Markets Limited (“Citigroup”), as advisers in relation to the fairness of the consideration.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

●	J&A Garrigues, as legal counsel in Spanish law.

●	Cleary Gottlieb Steen & Hamilton, as legal counsel in the laws of the United States of America.

2.	THE COMPASS TRANSACTION

2.1	Description of the Transaction to acquire Compass

The Transaction comprises the acquisition of the entire COMPASS share capital by BBVA.  This means the acquisition of all the shares issued by COMPASS and currently in circulation together with any shares that might be issued before the Transaction is closed to meet COMPASS’ share distribution plans for its employees.  COMPASS shall cancel any share options not exercised before the closing of the Transaction and settle the difference in value on the effective closing date.  In this manner and as a result of the Transaction, COMPASS will become a wholly-owned subsidiary of BBVA.

To this end and following approval of their respective boards of directors, on 16th February 2007 BBVA and COMPASS signed a contract (the “Agreement”) regarding the Transaction. This establishes three phases:

(i)
First, the reincorporation of COMPASS in the State of Virginia by means of a takeover (hereinafter the “Merger”) by a wholly-owned subsidiary of COMPASS incorporated in that state (known as CIRCLE MERGER CORP.).

As a result of this Merger, (a) each ordinary share of COMPASS BANCSHARES INC., with a face value of US$2.00, issued and in circulation immediately prior to the Merger, shall be exchanged for one ordinary share of CIRCLE MERGER CORP. with a face value of US$2.00; (b) each ordinary share of COMPASS BANCSHARES INC., with a face

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

value of US$2.00, held as treasury stock immediately prior to the Merger, shall be cancelled; and (c) each ordinary share of CIRCLE MERGER CORP. issued and in circulation immediately prior to the Merger shall also be cancelled.  As a result, the assets of COMPASS BANCSHARES INC. will become the property of CIRCLE MERGER CORP. and its shareholders will be exactly the same and hold the same number of shares as in COMPASS BANCSHARES INC.

Any reference to COMPASS herein shall mean either COMPASS BANCSHARES INC. (prior to the Merger) or CIRCLE MERGER CORP. (after the Merger). As a result of the Merger, CIRCLE MERGER CORP. will be entitled to all the rights and assume all the obligations of COMPASS BANCSHARES INC.

(ii)
Next and in accordance with the laws of the State of Virginia, the parties will conduct a “binding share exchange” in which BBVA will acquire 100% of the share capital of COMPASS (once it is reincorporated in the State of Virginia in accordance with item (i) above), in exchange for a commitment to deliver to COMPASS’ shareholders the agreed consideration as described below.

(iii)
Finally, once BBVA has acquired 100% of the share capital of COMPASS, a wholly-owned subsidiary of BBVA, incorporated in the State of Texas will absorb COMPASS. Thus the company resulting from the entire Transaction will be a Texan company.

The Agreement sets forth a consideration to be paid to COMPASS’ shareholders under the binding share exchange which is part cash and part new shares to be issued by BBVA.  Specifically, the Agreement establishes that COMPASS shareholders will be given a total fixed number of 196,000,000 new BBVA shares, with a face value of €0.49 each, of the same class and series as those currently in circulation, plus a maximum amount of US$5,000,000,000 in

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

cash, based on US$71.82 per COMPASS share.

COMPASS’ shareholders will be entitled to choose to receive the above consideration in cash (at US$71.82 per COMPASS share) or in BBVA shares, or a combination of both. However, in any event the number of new BBVA shares available for this purpose will be exactly 196,000,000 shares with a face value of €0.49 each. If COMPASS shareholders choose a greater or smaller number of BBVA shares as their consideration, the number of shares chosen will be automatically adjusted up or down to coincide exactly with the above figure of 196,000,000 and the cash part of the consideration will be reduced or increased accordingly.

Effective execution of the transactions described in the Agreement is subject to the following main conditions:

1.	That a general meeting of BBVA shareholders approve the capital increase required for delivery of the agreed consideration.

2.	That a general meeting of COMPASS shareholders approve the Transaction.

3.
That any regulatory authorisation and any other approvals or registrations required in Spain or the United States, related to the acquisition of COMPASS shares under the Transaction or to the issuance of BBVA shares as consideration, including, without limitation, banking, securities, foreign investment regulations, competition legislation or other material requirements, be effectively obtained and any waiting period required to complete the Transaction terminated.

4.	Compliance by each party with their respective obligations under the Agreement in all significant aspects.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

2.2	Strategic justification of the Transaction

As per the reports prepared by the BBVA Group’s CFO and by Morgan Stanley, BBVA’s adviser for the Transaction, the strategic reasons for the Transaction are as follows:

●	The attraction of the COMPASS market and its fit with BBVA’s strategy

The southern United States is considered a highly attractive market by BBVA, which has invested US$3,506m there in the last two years, acquiring Laredo National Bancshares, State National and Texas Regional Bancshares.

COMPASS represents a unique growth opportunity in this market owing to its excellent location in the Sun Belt (an area that stretches across southern United States from California to Florida, whose sizeable and growing Hispanic population make it the most attractive region in that country).  Furthermore, it fits in very well with the target area defined by BBVA. It is one of the few available interstate banks in the south (in size and opportunity) that has a significant presence in the states in which it operates (Texas, Alabama, Florida, Arizona, Colorado and New Mexico).

COMPASS is currently one of the five main banks in Texas, Alabama and Arizona: it is the fifth biggest in Texas with a 2.95% market share of deposits (up 0.26% against a year earlier with improvement in ranking). It is third in Alabama with 9.53% (up 0.43% compared to June 2005). In Arizona it is fifth with 4.06% (up 0.60% with improvement in ranking). Furthermore, COMPASS is building up a significant presence in Florida, Colorado and New Mexico.

COMPASS is noted for its universal banking model with retail, corporate and private banking businesses. It has 417 branches and is an excellent fit within BBVA’s current franchise in the United States. It has reported buoyant growth, driven by business volume, with a good mix between returns,

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

asset quality and commercial efficiency. Brand recall is high and it has an excellent management team.

●	Improving BBVA positioning

The Transaction means a change in the structure of BBVA USA. At Group level this will mean important geographic diversification of revenue sources. The US area will significantly increase its share of the new BBVA Group’s business volume and results.

Upon signature of the Agreement, the new BBVA USA will be one of the top 20 banks in the US in pro-forma market capitalisation and total assets.  Geographically speaking, the new BBVA USA will be regional leader (excluding the US nation-wide banks) in the main metropolitan areas of Texas; it will be amongst the top three in Alabama with a significant market share in all metropolitan areas; and will have 21 branches and a 3% market share in New Mexico. It is an excellent complement to BBVA’s current units in the US.

●	Restructuring capacity

The acquisition of COMPASS will add one of the key banks in the Sun Belt to the BBVA Group. COMPASS ranks 39th among USA BHCs (Bank Holding Companies) in assets and 33rd among card issuers in the US by size of portfolio. Moreover, BBVA has proven expertise in the acquisition and restructuring of banks. Adding COMPASS to the Group will speed up its transformation process, particularly by galvanising its retail network and wholesale banking arm, while optimising efficiency in BBVA USA.

●	Prior knowledge of the market and the investment

Ever since BBVA started to examine the US market, COMPASS has been one of the recurrent candidates in its study of midcap regional banks.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

BBVA’s extensive knowledge of the target bank and the market from the time of its acquisitions of Laredo National Bancshares, State National and Texas Regional Bancshares Inc. in 2005 and 2006 reduces potential risk in the acquisition.

2.3	Justification for the structure of the Transaction

In view of the reports provided by the Group CFO and Morgan Stanley, the BBVA board of directors considers that the method of acquiring 100% of COMPASS’ share capital in exchange for part cash and part new BBVA shares, is the most efficient. The necessary resources can be obtained at less cost and with the lowest risk possible.

The structure of the Transaction offers the following financial and market advantages:

●	First, payment in new BBVA shares, topped up from recurrent and non-recurrent funds, will maintain capital ratios at adequate levels.

●	Likewise, this financial structure completely eliminates any risk of an imbalance between the amount being offered as consideration in the Transaction and the capital increase.

●	Moreover, it reduces exposure to market risk by establishing the specific number of shares to be issued by BBVA, eliminating uncertainty related to the size of the increase.

●
At the moment BBVA’s stock is evaluated positively compared to its peers. This makes it a good means of payment and it also enhances the American market among its shareholder base, facilitating new sources of future finance.

●	The capital increase with non-cash contributions offers US shareholders in COMPASS a simple way of investing in BBVA (for those who wish to keep their BBVA shares).

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

●	The Transaction is the first share-based deal by a European bank in the United States. It is an opportunity to capitalise on the efforts made in ADRs.

●
The presence of a significant proportion of cash makes the deal more attractive for COMPASS shareholders and thus provides a degree of certainty that it will go through. Moreover, it prevents excessive fluctuation in the value of the Transaction.

●	Finally, from the taxation point of view, under American legislation the significant proportion of BBVA shares in the consideration (at least 40%) is fiscally neutral for COMPASS shareholders.

2.4	Justification of the consideration offered

With the assistance of the Group CFO and Morgan Stanley, the BBVA board of directors first assessed COMPASS as a stand-alone unit. Then it considered the synergy that could be generated once COMPASS forms part of the BBVA Group. In this manner it arrived at a value for COMPASS within the context of an acquisition or takeover.

The Group CFO and Morgan Stanley valued COMPASS as a stand-alone unit using valuation standards generally accepted in financial circles, such as the following:

●	The discounted dividend method, which is the best way of calculating COMPASS’ value for a strategic buyer as it incorporates the present value of synergy.

●
Multiples used in comparable transactions of stand-alone assets in terms of potential growth and geographic location. These are the multiples paid for entities in scenarios very similar to the present one.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

●	Market multiples for comparable American banks. These reflect the market value accorded by investors.

●	Analysts’ target prices, comparing the value estimated by the financial community against the market value of COMPASS as a stand-alone unit.

Of all the methods used, the discounted dividend method is the most relevant for the purposes of this Transaction, in the opinion of the financial advisors,  because it provides the best estimate of COMPASS’ fundamental value. Using this method the value of COMPASS' shares as a stand-alone entity is between $53.2 and $71.7 per share with a central value of $60.8 per share.

For BBVA, this value would be increased by the current value of the revenue and expense synergy (after deducting sunk costs) including the current tax deductibility of the goodwill entailed (“tax shield”) which comes to $13.51 per share. This does not consider other additional revenues detected, which could substantially improve the value of the shares.

Therefore, the value of COMPASS for BBVA (including synergy and the current value of the tax shield) is between $66.71 and $74.31 per share (not including other revenues detected that could increase the valuation). As a result, the offer of $71.82 per share is adequate and reasonable, as well as attractive to COMPASS' shareholders, and it will generate value for BBVA’s shareholders.

BBVA’s financial advisers in this Transaction, Morgan Stanley, Lehman Brothers and Citibank, after separate independent assessments, have told the board of directors that, in their opinion, the consideration offered is fair from a financial point of view.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

3.	JUSTIFICATION OF THE CAPITAL INCREASE PROPOSED (ARTICLE 152, RELATED TO ARTICLE 144 OF THE ACT)

According to the provisions of articles 144.1a) and 152.1 of the Act, the board of directors must issue a written report justifying the proposed capital increase.

In compliance with said legal requirement, the BBVA board of directors declares as follows:

3.1	Purpose of the increase

As mentioned in the previous section, the purpose of the capital increase proposed to the general meeting is to provide part of the consideration in the Transaction.

The counter-value of this capital increase will be non-cash contributions to BBVA’s corporate assets, consisting of ordinary shares representing the share capital of COMPASS. This way, the increase will be subscribed and paid up by the shareholders of said company by means of a non-cash contribution (payment in kind) of COMPASS shares.

3.2	Amount of the increase

The board of directors has resolved to propose a capital increase of €96,040,000.00 (nominal amount) to BBVA shareholders at a general meeting, by issuing and putting into circulation 196,000,000 shares with a face value of €0.49 each.

This amount matches the fixed number of BBVA shares agreed as proposed consideration in kind for COMPASS shareholders.

The shares will be new BBVA shares, of the same class and series as the current ones, and will confer on their holders the same voting and economic rights as the shares currently in circulation, as of the moment of issue.  The new shares will entitle holders to participate in any distribution of corporate earnings paid out

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

after the date on which their ownership is filed with the IBERCLEAR register, and in the distribution of shareholders funds resulting from the settlement.

Under the laws of the State of Virginia, the binding share exchange means that once the Transaction is approved by a general meeting of COMPASS shareholders, the exchange is binding on all COMPASS shareholders. They must provide BBVA with their shares so that the Bank will acquire 100% of the share capital of COMPASS such that the capital increase herein will be fully subscribed and paid up.  Consequently, it is not necessary to provide for an incomplete subscription of the proposed capital increase.

3.3	Issue Price

The new BBVA shares will be issued at their face value plus an issue premium that will be determined in accordance with the provisions below.

The issue price (face value plus issue premium) will be equal to the closing price of the BBVA share on the Spanish stock-exchange trading day immediately prior to the Closing Date, as such term is defined in the Agreement signed with Compass Bancshares Inc. Therefore, it will be equal to the market value as determined by the trading price of BBVA shares on the stock exchange, but subject to a minimum and maximum price as indicated below. The Closing Date shall be the date on which the Transaction is closed, and this is expected to be within the three business days following the fulfilment or waiver of all the conditions precedent to closing set forth in the Agreement.

In any event, the minimum price shall be equal to 6.09 euros (higher than the consolidated net book value per share of BBVA determined on the basis of the consolidated annual accounts for the year ending 31st December 2006, which amounted to €6.08 per share).

The maximum price will equal the result of adding 20% to the value allocated to

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

the non-cash consideration for the COMPASS shares as determined by the expert appointed by the Company Registrar in accordance with article 38 of the Companies Act, after deducting the cash part of the consideration.

To this effect, the closing price shall mean the price published as such by the Spanish trading system, Sistema de Interconexión Bursátil (SIBE).  Thus, the proposed issue price would correspond to the aforementioned market value as determined by the trading price of BBVA shares on the stock exchange.

The issue premium shall be the difference between the issue price determined in accordance with the above provisions and the face value of the shares (€0.49). This will be explained by the board of directors in due time.

3.4	Amendment of bylaws

The capital increase being proposed for all the reasons given herein will require a corresponding amendment of article 5 of the company’s bylaws governing BBVA’s share capital.

As the proposed capital increase is based on complete subscription, the final form of article 5 shall be as follows:

“Article 5. Stock capital

The Bank’s shareholders funds are ONE BILLION, EIGHT HUNDRED AND THIRTY-SIX MILLION, FIVE HUNDRED AND FOUR THOUSAND, EIGHT HUNDRED AND SIXTY NINE EUROS AND TWENTY NINE EURO CENTS (€1,836,504,869.29), represented by THREE BILLION, SEVEN HUNDRED AND FORTY-SEVEN MILLION, NINE HUNDRED AND SIXTY-NINE THOUSAND, ONE HUNDRED AND TWENTY ONE (3,747,969,121) shares of FORTY-NINE (49) EURO-CENTS nominal value, all of the same class and series, fully subscribed and paid up.”

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

3.5	Execution of the capital increase

The proposed capital increase will be executed after all the conditions in the Agreement for the completion of the Transaction and effectiveness of the Merger have been met, and BBVA has received all COMPASS’ shares representing 100% of its share capital in circulation.

4.	PROJECTED NON-CASH CONSIDERATION (ARTICLE 155 OF THE ACT)

Since this is a capital increase whose counter-value will consist entirely of a non-cash consideration, BBVA’s directors, according to article 155 of the Act, must issue a report describing the details of the projected consideration, the parties making the exchange, the number and face value of the shares to be delivered by BBVA and the guarantees adopted according to the nature of the assets that make up the consideration.

In compliance with this legal requirement, BBVA’s board of directors declares as follows:

4.1	Description of the non-cash considerations

The projected considerations that will be added to BBVA’s net worth consist of ordinary shares in COMPASS, representing its entire share capital in circulation at the moment of their delivery (i.e., after the Merger).

COMPASS will be at that moment domiciled in the State of Virginia.

4.2	Identification of parties providing the consideration

The parties providing the projected non-cash consideration will be COMPASS shareholders.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

4.3	Number and face value of the BBVA shares issued in exchange

a)	The number of newly issued BBVA shares to be transferred to COMPASS shareholders will be 196,000,000 shares.

b)	The face value of the new BBVA shares to be issued in exchange in the Transaction will be €0.49 per share. The issue price is covered in item 3.3 of this report.

c)
The shares will be of the same class and series as the current ones and will confer the same voting and economic rights to their holders as the shares currently in circulation as from the moment in which the resolution to issue them is put into effect. The new shares will entitle holders to participate in any distribution of corporate earnings paid out after the date on which their ownership is filed with the IBERCLEAR register and in the assets resulting from the settlement.

4.4	Guarantees adopted

Given the nature of the assets to be exchanged, it is hereby stated that pursuant to article 38 of the Act, the Vizcaya Company Registry will be asked to designate an independent expert to issue the report stipulated therein. Said report will describe the nature of the non-cash consideration, with details of the identification and valuation criteria adopted. It will indicate whether the shares in question match the number, face value and issue premium of the shares to be issued by BBVA.

5.	EXCLUSION OF THE PRE-EMPTIVE RIGHT OF SUBSCRIPTION AND THE ISSUE PRICE (ARTICLE 159 OF THE ACT)

In accordance with the information given above and because the capital increase is reserved as partial consideration in the Transaction entailing COMPASS shares, it is proposed that the general meeting exclude the pre-emptive subscription rights of

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

current shareholders with respect to this capital increase, pursuant to article 159 of the Act.

As established in item 1.b) of article 159 of the Act, the resolution to suppress the pre-emptive rights is only valid if the directors draw up a report giving detailed reasons for the proposal and the issue price of the shares, indicating where these will be attributed.

In compliance with this legal requirement, the BBVA board of directors declares as follows:

5.1	Corporate interest and the exclusion of pre-emptive rights

The BBVA board of directors deems the capital increase very advisable for the interests of the company, allowing it to acquire 100% of the COMPASS share capital. It grounds its opinion on reports from the Group CFO and Morgan Stanley. The reasons are strategic and make the Transaction, and the form in which it is to be structured, especially advisable.

The information on the strategic and structural aspects of the Transaction is given in items 2.2 and 2.3 above. Said information shall be deemed to be repeated here.

However, the success of the Transaction implies the exclusion of pre-emptive rights; otherwise the new shares would not be available for COMPASS shareholders as part payment in the Transaction.

With respect to the requirements of corporate interest, and in order to allow the new BBVA shares to be subscribed and paid up by COMPASS shareholders who deliver their shares in exchange, the general meeting of BBVA’s shareholders is requested to exclude the pre-emptive right of subscription for the capital increase.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

5.2	Issue price of new BBVA shares

As explained in item 3.3 above, the issue price (face value plus issue premium) of the new shares shall be (subject to the minimum and maximum prices stated in item 3.3) the closing price of BBVA shares on the Spanish stock-exchange trading day immediately prior to the Closing Date, as such term is defined in the Agreement signed with Compass Bancshares Inc.  To this effect, the closing price shall mean the price published as such by the Spanish trading system, Sistema de Interconexión Bursátil (SIBE).  Thus, the proposed issue price would correspond to the aforementioned market value as determined by the trading price of BBVA shares on the stock exchange.

Pursuant to article 159.1c) of the Act, when listed companies make capital increases that exclude pre-emptive subscription rights, a general meeting of shareholders may approve issuance of new shares at any price, provided that it is higher than the consolidated net worth of the company. To such effects, it is hereby stated that, as explained in item 3.3 above, the minimum issue price shall be, in any case, 0.49 euros per share. This is higher than the consolidated net worth per existing BBVA share according to BBVA’s annual consolidated accounts as of 31st December 2006.

In accordance with article 159.1 of the Act, the consolidated net worth per share shall be accredited by a report issued by an auditor appointed by the Company Registrar, other than the company's auditor. Shareholders will have access to this report as required by article 159 of the Act.

5.3	Attribution of the new shares

As indicated above, the new shares (resulting from the capital increase) will be attributed to holders of COMPASS shares. As a result of the Transaction, they will subscribe and pay up the new shares by means of a non-cash consideration consisting of their shares in COMPASS.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

6.	PROPOSED RESOLUTION

AGENDA ITEM ONE

“ONE.- INCREASE OF SHARE CAPITAL WITH NON-CASH CONTRIBUTIONS

Increase the BBVA capital by a nominal value of ninety-six million, forty-thousand euros (€96,040,000), by issuing and putting into circulation one-hundred and ninety million (190,000,000) ordinary shares, each with a nominal value of €0.49 each, of the same class and series as the already existing shares, which will be represented in book entries in order to cover the consideration established in the agreement dated February 16, 2007 (the “Agreement”) signed with Compass Bancshares Inc. (“Compass”) to acquire the entire share capital of the company (the “Transaction”).  The use of the term “Compass” herein shall mean either the company Compass Bancshares Inc., or its 100%-subsidiary, Circle Merger Corp., which, following its merger into Compass Bancshares Inc. will be the universal successor to that company’s rights and obligations.

1.1.	Issue price

The shares shall be issued at an issue price (nominal value plus issue premium) equal to the closing price of the BBVA share on the trading day for Spanish stock exchange purposes immediately prior to the Closing Date, as such term is defined in the Agreement signed with Compass Bancshares Inc., subject to the minimum and maximum thresholds indicated below. The Closing Date shall be the date on which the Transaction is closed, which is expected to take place within the three business days following the fulfilment or waiver of all the conditions precedent to closing set forth in the Agreement.

In all cases, the minimum price shall be €6.09 per share (higher than the consolidated net book value per share of the BBVA determined on the basis of the

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

consolidated financial statements for the year ending 31st December 2006, such consolidated net book value amounting to €6.08 per share).

The maximum price shall be equal to the equivalent to adding 20% to the value allocated to the non-cash consideration for the Compass shares by the expert appointed by the Company Registry for the effects established under article 38 of the Companies Act, having subtracted the part of the consideration in money.

To such effects, the closing price shall be understood as the price published as such by the Spanish trading system, Sistema de Interconexión Bursátil (SIBE).

The issue premium shall be the difference between the issue price determined as above and the nominal value of the shares (€0.49). The board of directors shall make this known in due time.

1.2.	Target investors - Contributions

The shares generated by this increase shall be fully subscribed and paid up by the Compass shareholders through non-cash consideration in ordinary Compass shares.

1.3.	Exclusion of pre-emptive subscription rights

With a view to corporate interest and in order to allow the new BBVA shares to be subscribed and paid up by the ordinary shareholders of Compass, the pre-emptive right of subscription pertaining to convertible Banco Bilbao Vizcaya Argentaria, S.A. debentures is totally suppressed.

To such effects, pursuant to section 1.1 above, the issue price shall be higher than the net book value per BBVA share, as accredited through the report issued by an auditor appointed by the Company Registry other than the Bank’s auditor, in compliance with article 159.1 of the Companies Act.

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

1.4.	Rights of the new shares

The newly issued shares shall be ordinary shares, the same as those currently in circulation. They shall be represented by book entries to be recorded by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR) and its partner companies.

The new shares shall entitle their holders to their part of any corporate earnings paid out after the date on which they are recorded in the Iberclear books and included in total net worth after settlement.

1.5.	Execution of the capital increase

The agreed capital increase shall be executed once all the terms and conditions established in the agreement signed with Compass to complete the transaction have been completed and the merger between Compass and Circle Merger Corp. put into effect, and after BBVA has received all the shares in this latter company following said merger, representing 100% of its share capital.

1.6.	Application of the special tax regime established in chapter VIII of part VII of the consolidated text of the corporate income tax act

Pursuant to article 96 in the consolidated text of the corporate income tax act approved under Royal Legislative Decree 4/2004, it is resolved to opt for application of the special tax regime established under chapter VIII of part VII and in the second additional provision of said consolidated text with regard to the capital increase via a swap with Compass shares.

1.7.	Request for listing of new shares

It is resolved to request admission to trading for the new shares to be issued, subscribed and paid up by virtue of the resolutions above, on the securities markets of Madrid, Barcelona, Bilbao and Valencia, through the linked round-

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

the-clock trading system (Sistema de Interconexión Bursátil, Mercado Continuo). It is also resolved to make necessary arrangements and take actions to present any documents required before the competent bodies of the foreign securities exchanges where BBVA shares are listed at the moment of issue, for the listing of new shares issued as a consequence of the capital increase herein resolved.

To such effects, authority is conferred on the board of directors and the executive committee, with express rights to delegate said authority in turn, once this resolution has been executed, to make the corresponding applications, draw up and present any documents deemed opportune in the terms they consider advisable, and take any measures that may be necessary for such purpose.

Should the securities issued by virtue of this delegation later be de-listed, the request to de-list them shall comply with the provisions of article 27 of the Exchange Regulations and guarantee the interests of shareholders or bond holders who oppose or do not vote for the de-listing resolution, thereby satisfying the requirements of the Companies Act and other similar provisions. All this must meet the stipulations of said Exchange Regulations, the Securities Exchange Act and its accompanying provisions.

1.8.	Amendment of bylaws

As a consequence of this capital increase, article 5 of the corporate bylaws will be amended. It will read as follows:

“Article 5. Stock capital

The Bank’s shareholders funds are ONE BILLION, EIGHT HUNDRED AND THIRTY SIX MILLION, FIVE HUNDRED AND FOUR THOUSAND, EIGHT HUNDRED AND SIXTY NINE EUROS AND TWENTY NINE EURO CENTS (€1,836,504,869.29), represented by THREE BILLION, SEVEN HUNDRED AND FORTY-SEVEN MILLION, NINE HUNDRED AND SIXTY NINE THOUSAND, ONE HUNDRED AND TWENTY ONE

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.

(3,747,969,121) shares of FORTY-NINE (49) EURO CENTS nominal value each, all of the same class and series, fully subscribed and paid up.”

1.9.	Proxy

The board of directors is empowered, and may in turn authorise the executive committee with express powers to delegate the authorisation in turn, within no more than a year, to decide the date on which this increase shall be party or totally put into effect, within the agreed figure. It may also decide not to execute this capital increase should the terms and conditions of the transaction be altered. The board is also empowered, and may in turn authorise the executive committee with express powers to delegate the authorisation in turn, to develop the procedure for contributing and swapping the shares, and to amend the wording of article 5 of the bylaws. It may also determine and establish the terms and conditions for the increase not established by this EGM and, in particular and without limitation, to determine specifically the issue price of the new shares according to the determination procedure set forth above and to adopt all necessary or appropriate resolutions to such effect, even to construe, complement or amend said procedure. Finally, the board of directors is authorised and may in turn authorise the executive committee with express powers to delegate said authorisation, to take any actions they consider necessary in any jurisdiction where BBVA shares are offered or listed or an application has been made for their listing; to draw up offering circulars, requests, communications or notifications required under applicable legislation in each competent jurisdiction; to take any actions needed before any competent national or foreign authorities; to approve and register any public or private documents necessary or advisable for the capital increase resolutions to be fully effective; to make the special tax regime established under chapter VIII of Section VII and the second additional provision of the consolidated text of the corporation-tax act effective, and to judge whether the condition to which this capital increase execution is subject has been fulfilled.”

WARNING:	The English version is only a translation of the original in Spanish for information purposes. In case of a discrepency, the Spanish original prevails.